UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
O.I. CORPORATION
(Name of Subject Company (Issuer))

O.I. Corporation (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, $0.10 par value
(Title of Class of Securities)

670841105
 (CUSIP Number of Class of Securities)

J. Bruce Lancaster O.I. Corporation P.O. Box 9010 151 Graham Road College Station, Texas 77842-9010 (979) 690-1711 Fax: (979) 690-5550	Copy to: Ted Gilman Andrews Kurth LLP 111 Congress Avenue, Suite 1700 (512) 320-9200 Fax: (512) 320-9292
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

$4,425,000	$135.84(2)

(1)

Calculated solely for the purpose of determining the amount of the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934. This amount is based upon the purchase of 300,000 common shares at the maximum tender offer price of $14.75 per share.

(2)	Previously paid.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________	Filing Party: ____________________________________

Form or Registration No. ___________________________	Date Filed: _____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 20, 2007, relating to O.I. Corporation’s (“O.I.”) offer to purchase for cash up to 300,000 of its common shares, $0.10 par value, or such lesser number of common shares as are validly tendered and not validly withdrawn, at a price of not less than $13.00 nor greater than $14.75 per share, without interest. O.I.’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal.

          The information in the Offer to Purchase and the Letter of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, is incorporated herein by reference in answers to Items 1 through 11 in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

          This Amendment No. 1 extends the offer period by nine business days such that the offer shall expire at 5:00 p.m., New York City time on Monday, August 6, 2007, unless the offer is further extended.

          A.            The Offer to Purchase, attached to the Schedule TO as Exhibit (a)(1)(i) thereto, is hereby amended to extend the offer period such that the Offer to Purchase expires at 5:00 p.m., New York City time, on August 6, 2007.

          B.            The Letter of Transmittal, attached to the Schedule TO as Exhibit (a)(1)(ii) thereto, is hereby amended to extend the offer period such that the Offer to Purchase shall expire at 5:00 p.m., New York City time, on August 6, 2007.

          C.            The Notice of Guaranteed Delivery, attached to the Schedule TO as Exhibit (a)(1)(iii) thereto, is hereby amended to extend the offer period such that the Offer to Purchase shall expire at 5:00 p.m., New York City time, on August 6, 2007.

          D.            Item 11 of the Schedule TO is hereby amended and supplemented to include and incorporate by reference the information contained in (i) O.I.’s 8-K filed on July 2, 2007 announcing the change in auditors from Grant Thornton, LLP to McGladrey & Pullen, LLP and (ii) O.I.’s 8-K filed on June 26, 2007 announcing that O.I. has entered into employment agreements with J. Bruce Lancaster, O.I.’s Chief Executive Officer and Chief Financial Officer and Donald P. Segers, Ph.D., O.I.’s President and Chief Operating Officer.

          E.            Item 12 of the Schedule TO is hereby amended and supplemented to re-designate the current Exhibit (a)(5) as Exhibit (a)(5)(i) and add Exhibit (a)(5)(ii), which is attached hereto as follows:

                         1.  (a)(5)(ii) Press Release dated July 23, 2007 announcing the extension of the tender offer deadline to 5:00 p.m., New York City time, on August 6, 2007.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

O.I. CORPORATION

By:	/s/ J. Bruce Lancaster

Name:	J. Bruce Lancaster
Title:	Chief Executive Officer and Chief Financial Officer

Dated: July 23, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated June 20, 2007.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 20, 2007.
(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)*	Letter to Shareholders.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press release, dated June 11, 2007
(a)(5)(ii)	Press release, dated July 23, 2007 announcing the extension of the tender offer deadline to 5:00 p.m., New York City time, on August 6, 2007.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

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